

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 20, 2018

<u>Via E-mail</u>
Linzie Steinbach
Principal Financial Officer
FRM Investment Management (USA) LLC
452 Fifth Avenue, 26th Floor
New York, NY 10018

     Re: MAN FRM Managed Futures Strategies LLC
               Form 10-K for the fiscal year ended December 31, 2016
               Filed March 30, 2017
               File No. 000-52505

Dear Ms. Steinbach:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Robert F. Telewicz, Jr.

               Robert F. Telewicz, Jr.
               Accounting Branch Chief
               Off ice of Real Estate and
               Commodities